UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2026

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐       No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: November 4, 2026

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS EK Global Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@ekgir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES RESULTS

FOR THE THIRD QUARTER OF 2026

Q3 record revenues of $161.3 million; Expects revenues of ~$180 million in Q4 2026;

Initial outlook of over $800 million in 2027

MIGDAL HAEMEK, Israel – November 4, 2026 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the third quarter ended September 30, 2026.

2026 Third Quarter Financial Highlights

•	Record revenues of $161.3 million, a 21% QoQ increase;

•	GAAP gross margin of 50.0% and non-GAAP gross margin of 51.1%;

•	GAAP operating income of $39.8 million and non-GAAP operating income of $47.5 million, representing operating margins of 24.7% and 29.5%, respectively;

•	GAAP net income of $42.8 million and non-GAAP net income of $50.3 million; GAAP diluted EPS of $0.84 and non-GAAP diluted EPS of $0.99; and

•	Strong positive operating cash flow of $71.1 million in the quarter.

Forward-Looking Expectations

Management reiterates the guidance it provided in conjunction with its investor and analyst breakfast event held in October. Management expects continued growth in the fourth quarter with revenues of approximately $180 million, representing approximately 40% year-over-year growth and bringing full-year 2026 revenue to approximately $595 million.

As previously announced, management provided initial outlook for 2027 revenue to exceed $800 million, representing growth of approximately 35% over 2026, supported by strong order backlog and sales pipeline.

Management Comment

Rafi Amit, Camtek’s CEO, commented: “Our record third-quarter results reflect the exceptional strength of our business and the sustained momentum that continues into the fourth quarter of 2026 and extends well into 2027.

These results further reinforce the key messages we shared at our recent Investor and Analyst Breakfast event. Camtek operates in some of the fastest-growing segments of the semiconductor industry, particularly high-end advanced packaging driven by the rapidly expanding demand for AI.

Since the event, our business momentum continued across all key indicators, further reinforcing our confidence in achieving our business targets.”

Concluded Mr. Amit, “For the first time in our history, we have visibility a year ahead giving us great confidence in our outlook and trajectory.”

Third Quarter 2026 Financial Results

Revenues for the third quarter of 2026 were $161.3 million. This compares to third quarter 2025 revenues of $126.0 million, a year-over-year growth of 28%.

Gross profit on a GAAP basis in the quarter totaled $80.6 million (50.0% of revenues), an increase of 28% compared to $63.0 million (50.0% of revenues) in the third quarter of 2025.

Gross profit on a non-GAAP basis in the quarter totaled $82.3 million (51.1% of revenues), an increase of 27% compared to $64.9 million (51.5% of revenues) in the third quarter of 2025.

Operating income on a GAAP basis in the quarter totaled $39.8 million (24.7% of revenues), an increase of 25% compared to $31.8 million (25.3% of revenues) in the third quarter of 2025.

Operating income on a non-GAAP basis in the quarter totaled $47.5 million (29.5% of revenues), an increase of 26% compared to $37.6 million (29.9% of revenues) in the third quarter of 2025.

Net income on a GAAP basis in the quarter totaled $42.8 million, or $0.84 per diluted share, compared to a net loss of $53.2 million, or $1.16 per diluted share, in the third quarter of 2025.

Net income on a non-GAAP basis in the quarter totaled $50.3 million, or $0.99 per diluted share, an increase of 23% compared to a non-GAAP net income of $40.9 million, or $0.82 per diluted share, in the third quarter of 2025.

Cash and cash equivalents, short-term deposits and marketable securities, as of September 30, 2026, were $877.1 million compared to $815.8 million as of June 30, 2026. During the third quarter, the Company generated an operating cash flow of $71.1 million.

Conference Call

Camtek will host a video conference call/webinar today via Zoom, on November 4, 2026, at 09:00 ET (16:00 Israel time). Rafi Amit, CEO, Moshe Eisenberg, CFO, and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results.

To participate in the webinar, please register using the following link, which will provide access to the video call: https://us06web.zoom.us/webinar/register/WN_A25RpmzhT76YdX-pp3Jrwg

For those wishing to listen via phone, following registration, the dial in link will be sent. For any problems in registering, please email Camtek’s investor relations a few hours in advance of the call.

For those unable to participate, a recording will be available on Camtek’s website at http://www.camtek.com within a few hours after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry. Camtek's systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end and up to the beginning of assembly (Post Dicing). Camtek's systems inspect wafers for the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Heterogeneous Integration, Memory and HBM, CMOS Image Sensors, Compound Semiconductors, MEMS, and RF, serving numerous industries’ leading global IDMs, OSATs, and foundries.

With manufacturing facilities in Israel and Germany, and eight offices around the world, Camtek provides state of the art solutions in line with customers' requirements.

This press release is available at http://www.camtek.com

This press release contains statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on Camtek’s current beliefs, expectations and assumptions about its business and industry, all of which may change.  Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, including our expectations and statements relating to our future earnings and guidance, the compound semiconductors market and our position in this market. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that may cause our actual results to differ materially from those contained in the forward-looking statements include, but are not limited to,  risks related to the ongoing hostilities in the Middle East; the impact of disruptions to global shipment and supply chain, including but not limited to increased risk and disruption around the Strait of Hormuz, and broader impacts on energy and freight markets; the continued demand  and future contribution of HBM and Chiplet applications and devices to the Company business resulting from, among other things, the field of AI surging worldwide across companies, industries and nations; formal or informal imposition by countries of new or revised export and/or import and doing-business regulations or sanctions, including but not limited to changes in U.S. trade policies, changes or uncertainty related to the U.S. government entity list and changes in the ability to sell products incorporating U.S originated technology, which can be made without prior notice, and our ability to effectively address such global trade issues and changes; risks related to fluctuations in foreign currency exchange rates; and those other factors discussed in our Annual Report on Form 20-F as published on March 19, 2026, as well as other documents filed by the Company with the SEC as well as other documents that may be subsequently filed by Camtek from time to time with the Securities and Exchange Commission. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Camtek does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.

This press release provides financial measures that exclude: (i) share based compensation expenses; (ii) acquisition related expenses; (iii) restructuring of facilities expenses; and (iv) one-time tax expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release. The results reported in this press-release are preliminary unaudited results, and investors should be aware of possible discrepancies between these results and the audited results to be reported, due to various factors.

CAMTEK LTD. and its subsidiaries

Condensed Interim Consolidated Balance Sheets (Unaudited)

(In thousands)

	September 30,	December 31,
	2026	2025
	U.S. Dollars
Assets

Current assets
Cash and cash equivalents	280,647	177,848
Short-term deposits	255,990	411,450
Marketable securities	69,884	78,862
Trade accounts receivable, net	166,239	90,829
Inventories	105,255	112,202
Other current assets	33,733	25,804

Total current assets	911,748	896,995

Marketable securities	270,567	182,941
Long-term inventory	17,790	15,569
Deferred tax asset, net	12,937	12,933
Other assets, net	1,976	1,881
Property, plant and equipment, net	61,497	55,090
Right of use assets, net	9,930	10,017
Intangible assets, net	16,031	10,062
Goodwill	112,737	74,345

Total non-current assets	503,465	362,838

Total assets	1,415,213	1,259,833

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	59,690	33,676
Other current liabilities	96,091	73,749

Total current liabilities	155,781	107,425

Long-term liabilities
Deferred tax liabilities, net	-	1,261
Other long-term liabilities	15,768	14,311
Convertible notes	489,184	519,833
Total long-term liabilities	504,952	535,405

Total liabilities	660,733	642,830

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at September 30, 2026 and at December 31, 2025;
48,817,615 issued shares at September 30, 2026 and 47,920,509 at December 31, 2025;
46,725,239 shares outstanding at September 30, 2026 and 45,828,133 at December 31, 2025	181	178
Additional paid-in capital	278,570	231,892
Accumulated other comprehensive income (loss)	(6,702)	287
Retained earnings	484,329	386,544
	756,378	618,901
Treasury stock, at cost (2,092,376 shares as of September 30, 2026 and December 31, 2025)	(1,898)	(1,898)

Total shareholders' equity	754,480	617,003

Total liabilities and shareholders' equity	1,415,213	1,259,833

CAMTEK LTD. and its subsidiaries

Condensed Interim Consolidated Statement of Income (unaudited)

(in thousands)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2026	2025	2026	2025	2025
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	416,196	367,948	161,294	125,993	496,072
Cost of revenues	207,963	181,731	80,692	62,951	245,755

Gross profit	208,233	186,217	80,602	63,042	250,317

Operating expenses:
Research and development	48,920	35,289	17,913	13,453	48,345
Selling, general and administrative	64,984	54,409	22,853	17,744	73,769
Total operating expenses	113,904	89,698	40,766	31,197	122,114

Operating income	94,329	96,519	39,836	31,845	128,203

Financial income, net	22,216	16,901	7,090	6,526	25,064
Other expenses	-	(100,932)	-	(100,932)	(100,932)

Income (loss) before income taxes	116,545	12,488	46,926	(62,561)	52,335

Income tax benefit (expense)	(18,760)	2,337	(4,091)	9,380	(1,613)

Net income (loss)	97,785	14,825	42,835	(53,181)	50,722

Earnings (loss) per share information:	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2026	2025	2026	2025	2025
	U.S. dollars		U.S. dollars		U.S. dollars
Basic net earnings (loss) per share (in US dollars)	2.10	0.32	0.92	(1.16)	1.11

Diluted net earnings (loss) per share (in US dollars)	1.94	0.32	0.84	(1.16)	1.04

Weighted average number of
ordinary shares outstanding:

Basic	46,566	45,655	46,705	45,755	45,703

Diluted	51,462	49,502	51,498	45,755	49,970

CAMTEK LTD. and its subsidiaries

Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2026	2025	2026	2025	2025
	U.S. dollars		U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	97,785	14,825	42,835	(53,181)	50,722
Acquisition-related expenses (1)	4,699	2,268	640	968	2,801
One-time Tax expenses	7,700	-	-	-	-
Restructuring of facilities	1,118	-	1,118	-	-
Loss from extinguishment of Capital Notes (2)	-	88,682	-	88,682	88,682
Share-based compensation	13,696	12,586	5,701	4,383	16,819
Non-GAAP net income	124,998	118,361	50,294	40,852	159,024

Non-GAAP net income per diluted share	2.45	2.42	0.99	0.82	3.26
Gross margin on GAAP basis	50.0%	50.6%	50.0%	50.0%	50.4%
Reported gross profit on GAAP basis	208,233	186,217	80,602	63,042	250,317
Acquisition-related expenses (1)	2,812	2,285	1,105	1,065	2,895
Share-based compensation	1,777	2,094	638	750	2,806
Non-GAAP gross profit	212,822	190,596	82,345	64,857	256,018
Non-GAAP gross margin	51.1%	51.8%	51.1%	51.5%	51.6%

Reported operating income attributable to Camtek Ltd. on GAAP basis	94,329	96,519	39,836	31,845	128,203
Acquisition-related expenses (1)	6,586	3,239	1,966	1,383	4,000
Share-based compensation	13,696	12,586	5,701	4,383	16,819
Non-GAAP operating income	114,611	112,344	47,503	37,611	149,022

(1)           During the nine-month period ended September 30, 2026, the Company recorded acquisition-related expenses of $4.7 million, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $0.5 million. This amount is recorded under cost of revenues line item. (2) $1.8 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) $0.3 million of compensation-related expenses recorded under research and development expenses line item. (4) $0.2 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (5) $2.6 million one-time M&A expenses recorded under G&A line item. (6) $0.8 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the three-month period ended September 30, 2026, the Company recorded acquisition-related expenses of $0.6 million, consisting of: (1) $0.6 million amortization of intangible assets acquired recorded under cost of revenues line item. (2) $0.2 million of compensation-related expenses recorded under research and development expenses line item. (3) $0.1 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (4) $0.2 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the nine-month period ended September 30, 2025, the Company recorded acquisition-related expenses of $2.3 million, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $0.5 million. This amount is recorded under cost of revenues line item. (2) $1.8 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) $1.0 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (4) $1.0 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the three-month period ended September 30, 2025, the Company recorded acquisition-related expenses of $1.0 million, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $0.5 million. This amount is recorded under cost of revenues line item. (2) $0.6 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) $0.3 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (4) $0.4 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the year ended December 31, 2025, the Company recorded acquisition-related expenses of $2.8 million, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $0.5 million. This amount is recorded under cost of revenues line item. (2) $2.4 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) $1.1 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (4) $1.2 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

(2)          During the nine-month and three-month periods ended September 30, 2025 and the year ended December 31, 2025, the Company recorded a loss of $88.7 million, consisting of: (1) $100.9 million from the extinguishment of Capital Notes recorded under the other expenses line item. (2) $12.3 million tax benefit recorded under the income tax benefit line item.